Exhibit 17.1

Edwin A. Reilly
8 Algonquian Drive
Natick, MA 01760

August 22, 2006

Mr. Steven Preiss
Bellacasa Productions, Inc
237 Cedar Hill Street
Marlborough, MA 01752

Via Fax: 610-469-3141

Dear Steve:

This is to confirm my resignation as Chief Executive Officer, President, Acting Chief Financial Officer, and Chairman of the Board of Directors of Bellacasa Productions, Inc. I am also resigning all my positions of Aquamer, Inc. My resignation from all positions shall be effective at 5:00 p.m. Eastern Daylight Time on August 25, 2006

I am available to help with a transition after my termination.

Sincerely,

/s/ Edwin A. Reilly

Edwin A. Reilly